CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

Buckreef Gold Project Not Effected by New Laws in Tanzania

FOR IMMEDIATE RELEASE

August 11, 2017

TORONTO, ONTARIO – Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) hereinafter (the "Company") announces that it is not affected by new laws in Tanzania.

"The new mining laws in Tanzania appear to be an action to gain a fair share of the financial rewards for the people and nation of Tanzania while still providing incentives to the investors. The proposed legislation is not nationalization." stated James E. Sinclair, Executive Chairman.

Jim Sinclair co-authored a book titled "BOOM," written in the 1990s with Mr. F. Vogl, former Director of Communications for the World Bank. "Boom" outlines the authors' prediction for the economic development of China, Tanzania and India as those countries move into the modern Global economy. Many of the new laws adopted in Tanzania (and elsewhere) were outlined in the book. The authors' premise, which is being borne out in present legislative trends states that to participate in the development of a foreign economy investing companies must enter into mutually beneficial contracts.

The Company executed a joint venture contract granting 45% for STAMICO, the State Mining Company, and 55% for the Company as investor. The Company carried all the costs for the Buckreef Project up front. These front end costs of the project shall be reimbursed out of production. Tanzanian Royalty paid to the Government of Tanzania US$3,000,000, a non-refundable up front fee, for the privilege of operating in Tanzania.

Public companies are required to comply with reporting regulations. Reporting is necessary for transparency. Reporting transparency is required not only for all exploration results but also for all economic and mineral information published on the Canadian and USA government regulatory sites, SEDAR & EDGAR.

To date, the Company has invested Cdn$21,981,125 in the Buckreef Gold Project.

The most recent Canadian National Instrument 43-101 report filed by the Company provides that an economic analysis has been carried out on the Buckreef Gold Project for a range of gold prices with $1,250 per ounce selected as the base case.  The analysis demonstrates that the Project is expected to generate a positive NPV at a 5% discount rate of US $243 million and a positive IRR of 53.7%.

Based on this economic analysis, the estimated value of STAMICO's holdings in the Buckreef Project is substantial.  STAMICO acts as agent for the Tanzanian federal government. The NI 43-101 revealed 1,064,000 ounces of gold to be mined at the Company's Buckreef Project, which will benefit the Company and Tanzania.

"We believe the Company is in total compliance with all new mining standards. The Company was in compliance with the new laws in Tanzania prior to the adoption of these laws. There are no outstanding differences or disputes between the government of Tanzania and the Company. Due to corporate foresight, the Company's actions and policies were well ahead of the new laws Tanzania has currently promulgated. The new laws will not impact our Company. These new laws will impact companies in our industry who have a history of exploiting Tanzania without benefit to the nation or it's people. Our arrangement with the Tanzanian government should be a role model for the entire industry. We also take great comfort in the various economic and investor protection Treaties in place between Tanzania and Canada. We welcome and look forward to our continued good relationship with Tanzania, together with our exciting mining prospects there." stated James E. Sinclair, Executive Chairman.

For more information and updates, please see the Company website at:

www.tanzanianroyalty.com

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Executive Chairman

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose

212-564-4700

mike@plrinvest.com

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Form 20-F Annual Report dated November 25, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Form 20-F Annual Report dated November 25, 2016 and technical reports filed under the Company's name at our website at: www.TanzanianRoyaltyExploration.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.